Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record by the close of business on December 1, 2025 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming annual and extraordinary general meeting of the Company to be held on December 31, 2025 at 10:00 a.m. Israel time in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than December 31, 2025, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Important Note: By executing this proxy card, the undersigned shareholder will be deemed to confirm that such shareholder does not have a personal interest in the approval of each of Proposals No. 3 and 4. If you have a personal interest in each of Proposals No. 3 and 4 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of each of Proposals No. 3 and 4), please notify the Company’s Deputy CEO & CFO at eran@collplant.com or by mail to the Company’s offices, c/o Mr. Eran Rotem, at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel. If your shares are held in “street name” by your broker, bank or other nominee and you have a personal interest in each of Proposals No. 3 and 4, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

CollPlant Biotechnologies Ltd.

Dated: November 26, 2025

ANNUAL AND ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:	CollPlant Biotechnologies Ltd.
Fax Number: +972-73-232-5602
Email: eran@collplant.com
Telephone Number: +972-73-232-5600
Annual and Extraordinary General Meeting to be held on December 31, 2025

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature/Medallion

CONTACT INFO:
Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES HELD AS OF DECEMBER 1, 2025:

NUMBER OF ORDINARY SHARES BEING VOTED:

DATE: , 2025

CollPlant Biotechnologies Ltd.

Annual and Extraordinary General Meeting

December 31, 2025

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Eran Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on December 1, 2025 at the Annual and Extraordinary General Meeting of the Company to be held in Israel on December 31, 2025 at 10:00 a.m. Israel time in respect of the following resolution:

1(a). To approve the re-election of Dr. Abraham (Avri) Havron to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(b). To approve the re-election of Mr. Joseph Zarzewsky to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(c). To approve the re-election of Dr. Elan Penn to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(d). To approve the re-election of Mr. Hugh Evans to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(e). To approve the re-election of Ms. Alisa Lask to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(f).

To approve the re-election of Mr. Yehiel Tal (who also serves as the Company’s CEO) to the Company’s Board of Directors until the next annual general meeting of shareholders.

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

2.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

3. To approve the renewal without changes of the compensation policy for directors and officers of the Company for a three-year term from the date of the General Meeting ☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve the appointment of Mr. Yehiel Tal, the Company’s CEO, also as the interim Chairman of the Board of Directors for a term that shall not exceed three years ☐ FOR ☐ AGAINST ☐ ABSTAIN

By executing this proxy card, the above-noted holder of ordinary shares of the Company will be deemed to confirm that such shareholder does not have a personal interest in the approval of each of Proposals No. 3 and 4. If you have a personal interest in any of Proposals No. 3 and 4 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of each of Proposal No. 3 and 4) please notify the Company as described in the notice above.

End of Resolutions.

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON DECEMBER 31, 2025 TO BE VALID